UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

AppLovin Corporation

(Name of Issuer)

Class A common stock, par value $0.00003 per share

(Title of Class of Securities)

03831W 108

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d–1(b)

☐	Rule 13d–1(c)

☒	Rule 13d–1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03831W 108

1.	Names of Reporting Persons. Arash Adam Foroughi
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b)☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 141,808,022
	7.	Sole Dispositive Power 27,936,907
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 141,808,022
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 37.6% (See Item 4)
12.	Type of Reporting Person (See Instructions) IN

Item 1(a)	Name of Issuer:

AppLovin Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices:

1100 Page Mill Road

Palo Alto, California 94304

Item 2(a)	Name of Person Filing:

Arash Adam Foroughi

Item 2(b)	Address of Principal Business Office or, if none, Residence:

c/o AppLovin Corporation

1100 Page Mill Road

Palo Alto, California 94304

Item 2(c)	Citizenship:

The Reporting Person is a United States citizen.

Item 2(d)	Title of Class of Securities:

Class A Common Stock, par value $0.00003 per share

Item 2(e)	CUSIP Number:

03831W 108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a) Amount beneficially owned:

The reporting person holds a total of 27,936,907 shares of Class B Common Stock of the Issuer.

Each share of Class B Common Stock is convertible into one share of Class A Common Stock at the option of the holder and has no expiration date. Each share of Class B Common Stock is entitled to twenty votes per share, whereas each share of Class A Common Stock is entitled to one vote per share. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to the aforementioned conversion rights and voting rights.

In addition, Mr. Foroughi, Herald Chen, President and Chief Financial Officer, and a member of the board of directors of the Issuer, and KKR Denali Holdings L.P. (“KKR Denali”) (collectively with certain affiliates, the “Voting Agreement Parties”) are parties to a Voting Agreement (the “Voting Agreement”), which contains certain provisions relating to voting of securities of the Issuer by the parties thereto. Pursuant to the Voting Agreement, two of Mr. Foroughi, Mr. Chen, and KKR Denali (one of which must be Mr. Foroughi) have the authority to direct the vote of all shares of Class B Common Stock, and all other shares of capital stock of the Issuer, held by the Voting Agreement Parties and their respective permitted entities and permitted transferees on all matters to be voted upon by stockholders.

By virtue of the Voting Agreement and the obligations and rights thereunder, the reporting person acknowledges and agrees that he is acting as a “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934 with the other Voting Agreement Parties and/or certain of their affiliates. Based in part on information reported by the Issuer to the reporting person, such a “group” would be deemed to beneficially own an aggregate of 141,808,022 shares of Class A Common Stock, based on 63,145,400 shares of Class A Common Stock (including options to purchase 2,300,001 shares of Class A Common Stock held by Mr. Chen that are exercisable within 60 days of December 31, 2021) and 78,662,622 shares of Class B

Common Stock, each of which is convertible into one share of Class A Common Stock, which represents 37.6% of the Class A Common Stock of the Issuer, as of December 31, 2021, calculated pursuant to Rule 13d-3. The ownership percentage above is calculated based on 294,426,738 shares of Class A Common Stock outstanding as of December 31, 2021, as reported by the issuer to the reporting person, plus the assumed exercise of 2,300,001 shares of Class A Common Stock held by Mr. Chen and conversion of 78,662,622 shares of Class B Common Stock deemed beneficially owned by such “group” into shares of Class A Common Stock. Mr. Chen and KKR Denali are separately making Schedule 13G filings reporting their beneficial ownership of shares of Class A Common Stock.

(b)    Percent of class:

See Item 4(a) above.

(c)    Number of shares as to which the person has:

(i)    Sole power to vote or to direct the vote:

See Row 5 of cover page.

(ii)    Shared power to vote or to direct the vote:

See Row 6 of cover page.

(iii)    Sole power to dispose or to direct the disposition of:

See Row 7 of cover page.

(iv) Shared power to dispose or to direct the disposition of:

See Row 8 of cover page.

Item 5.	Ownership of 5 Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

See Item 4 above.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2022

/s/ Arash Adam Foroughi
Arash Adam Foroughi